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                                                                    EXHIBIT 99.1
ITEM 1.  BUSINESS

                                   REGULATION

    We are subject to regulation by various federal, state and local governmental agencies, including the regulations described below.

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

    As a subsidiary of a registered public utility holding company, we are subject to a comprehensive regulatory scheme imposed by the Securities and Exchange Commission (SEC) in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under the 1935 Act, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain financing, acquire additional public utility assets or stock, or engage in other significant transactions, we are required to obtain approval from the SEC under the 1935 Act.

    CenterPoint Energy received an order from the SEC under the 1935 Act on June 30, 2003 and supplemental orders thereafter relating to its financing activities and those of its regulated subsidiaries, including us, as well as other matters. The orders are effective until June 30, 2005. As of December 31, 2003, the orders generally permitted CenterPoint Energy and its subsidiaries, including us, to issue securities to refinance indebtedness outstanding at June 30, 2003, and authorized CenterPoint Energy and its subsidiaries, including us, to issue certain incremental external debt securities and common and preferred stock through June 30, 2005, without prior authorization from the SEC. The orders also contain certain requirements regarding ratings of CenterPoint Energy's securities, interest rates, maturities, issuance expenses and use of proceeds. The orders require that we maintain a ratio of common equity to total capitalization of at least 30%.

FEDERAL ENERGY REGULATORY COMMISSION

    The transportation and sale or resale of natural gas in interstate commerce is subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act and the Natural Gas Policy Act of 1978, as amended. The FERC has jurisdiction over, among other things, the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion or abandonment of these facilities. The rates charged by interstate pipelines for interstate transportation and storage services are also regulated by the FERC.

    Our natural gas pipeline subsidiaries may periodically file applications with the FERC for changes in their generally available maximum rates and charges designed to allow them to recover their costs of providing service to customers (to the extent allowed by prevailing market conditions), including a reasonable rate of return. These rates are normally allowed to become effective after a suspension period and, in some cases, are subject to refund under applicable law until such time as the FERC issues an order on the allowable level of rates.

    On November 25, 2003, the FERC issued Order No. 2004, the final rule modifying the Standards of Conduct applicable to electric and natural gas transmission providers, governing the relationship between regulated transmission providers and certain of their affiliates. The rule significantly changes and expands the regulatory burdens of the Standards of Conduct and applies essentially the same standards to jurisdictional electric transmission providers and natural gas pipelines. On February 9, 2004, our natural gas pipeline subsidiaries filed Implementation Plans required under the new rule. Those subsidiaries are further required to post their Implementation Procedures on their websites by June 1, 2004, and to be in compliance with the requirements of the new rule by that date.

STATE AND LOCAL REGULATION

    In almost all communities in which we provide natural gas distribution services, we operate under franchises, certificates or licenses obtained from state and local authorities. The terms of the franchises, with various expiration dates, typically range from 10 to 30 years, though franchises in Arkansas are perpetual. None of our material franchises expire in the near term. We expect to be able to renew expiring franchises. In most cases, franchises to provide natural gas utility services are not exclusive.

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    Substantially all of our retail natural gas sales by our local distribution divisions are subject to traditional cost-of-service regulation at rates regulated by the relevant state public utility commissions and, in Texas, by the Railroad Commission of Texas (Railroad Commission) and municipalities we serve.

    In August 2002, a settlement was approved by the APSC that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $27 million annually. In addition, the APSC approved a gas main replacement surcharge that provided $2 million of additional revenue in 2003 and is expected to provide additional amounts in subsequent years. In December 2002, a settlement was approved by the Oklahoma Corporation Commission that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $6 million annually. In November 2003, Arkla filed a request with the Louisiana Public Service Commission (LPSC) for a $16 million increase to its base rate and service charge revenues in Louisiana. The case is expected to be resolved in mid-2004.

    In December 2003, a settlement was approved by the City of Houston that will result in an increase in the base rate and service charge revenues of Entex of approximately $7 million annually. Entex has submitted these settlement rates to the 28 other cities within its Houston Division and the Railroad Commission for consideration and approval. If all regulatory approvals are received from these 29 jurisdictions, Entex's base rate and service charge revenues are expected to increase by approximately $7 million annually in addition to the $7 million increase discussed above. On February 10, 2004, a settlement was approved by the LPSC that is expected to result in an increase in Entex's base rate and service charge revenues of approximately $2 million annually.


    Our gas distribution divisions generally recover the cost of gas provided to customers through gas cost adjustment mechanisms prescribed in their tariffs that are approved by the appropriate regulatory authority. Recently, our Arkla and Entex divisions have been involved in both litigation and regulatory proceedings in which parties have challenged the gas costs that have been recovered from customers. In response to a claim by the City of Tyler, Texas that excessive costs, ranging from $2.8 million to $39.2 million, may have been incurred for gas purchased by Entex for resale to residential and small commercial customers, Entex and the City of Tyler have requested that the Railroad Commission determine whether Entex has properly and lawfully charged and collected for gas service to its residential and commercial customers in its Tyler distribution system for the period beginning November 1, 1992, and ending October 31, 2002. Similarly, a complaint has been filed with the LPSC by a private party alleging that certain gas costs recovered from Entex customers in Louisiana were excessive and/or were not properly authorized by the LPSC. Additionally, certain private litigants have filed suit in Louisiana state courts, alleging that inappropriate or excessive gas costs have been recovered from Arkla's customers.

DEPARTMENT OF TRANSPORTATION

    In December 2002, Congress enacted the Pipeline Safety Improvement Act of 2002 (the Act). This legislation applies to our interstate pipelines as well as our intrastate pipelines and local distribution companies. The legislation imposes several requirements related to ensuring pipeline safety and integrity. It requires pipeline and distribution companies to assess the integrity of their pipeline transmission facilities in areas of high population concentration or High Consequence Areas (HCA). The legislation further requires companies to perform remediation activities, in accordance with the requirements of the legislation over a 10-year period.

    In December 2003, the Department of Transportation Office of Pipeline Safety issued the final regulations to implement the Act. These regulations became effective on February 14, 2004. These regulations provided guidance on, among other things, the areas that should be classified as HCA.

    Our Pipelines and Gathering business segment and our natural gas distribution companies anticipate that compliance with the new regulations will require increases in both capital and operating cost. The level of expenditures required to comply with these regulations will be dependent on several factors, including the age of the facility, the pressures at which the facility operates and the number of facilities deemed to be located in areas designated as HCA. Based on our interpretation of the rules and preliminary technical reviews, we anticipate compliance will require average annual expenditures of approximately $15 to $20 million during the initial 10-year period.

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                              ENVIRONMENTAL MATTERS

    We are subject to a number of federal, state and local laws and regulations relating to the protection of the environment and the safety and health of company personnel and the public. These requirements relate to a broad range of our activities, including:

    -   the discharge of pollutants into the air, water and soil;

    - the identification, generation, storage, handling, transportation, disposal, record keeping, labeling and reporting of, and the emergency response in connection with, hazardous and toxic materials and wastes, associated with our operations;

    -   noise emissions from our facilities; and

    - safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

    In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

    -   construct or acquire new equipment;

    -   modify or replace existing and proposed equipment; and

    - clean up or decommission waste disposal areas, fuel storage and management facilities, and other locations and facilities.

    If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose on us civil, administrative and/or criminal liabilities as well as seek to curtail our operations. Under some statutes, private parties could also seek to impose upon us civil fines or liabilities for property damage, personal injury and possibly other costs.

    Under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), owners and operators of facilities from which there has been a release or threatened release of hazardous substances, together with those who have transported or arranged for the disposal of those substances, are liable for:

    -   the costs of responding to that release or threatened release; and

    -   the restoration of natural resources damaged by any such release.

LIABILITY FOR PREEXISTING CONDITIONS AND REMEDIATION

    Hydrocarbon Contamination. We and certain of our subsidiaries are among some of the defendants in lawsuits filed beginning in August 2001 in Caddo Parish and Bossier Parish, Louisiana. The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility," which was formerly operated by a predecessor in interest of ours. This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution.

    Beginning about 1985, the predecessors of certain CERC Corp. defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they owned or leased. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. We are unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in these matters.

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    Manufactured Gas Plant Sites. We and our predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in our Minnesota service territory, two of which we believe were neither owned nor operated by us, and for which we believe we have no liability.

    At December 31, 2003, we had accrued $19 million for remediation of certain Minnesota sites. At December 31, 2003, the estimated range of possible remediation costs for these sites was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. We have utilized an environmental expense tracker mechanism in our rates in Minnesota to recover estimated costs in excess of insurance recovery. We have collected or accrued $12.5 million as of December 31, 2003 to be used for environmental remediation.

    We have received notices from the United States Environmental Protection Agency and others regarding our status as a PRP for other sites. We have been named as a defendant in lawsuits under which contribution is sought for the cost to remediate former MGP sites based on the previous ownership of such sites by former affiliates of ours or our divisions. We are investigating details regarding these sites and the range of environmental expenditures for potential remediation. Based on current information, we have not been able to quantify a range of environmental expenditures for such sites.

    Mercury Contamination. Our pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by us at some sites in the past, and we have conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on our experience and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, we believe that the costs of any remediation of these sites will not be material to our financial condition, results of operations or cash flows.

    Other Environmental. From time to time, we have received notices from regulatory authorities or others regarding our status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. Although their ultimate outcome cannot be predicted at this time, we do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.


                                  RISK FACTORS

PRINCIPAL RISK FACTORS ASSOCIATED WITH OUR BUSINESSES

    RATE REGULATION OF OUR BUSINESS MAY DELAY OR DENY FULL RECOVERY OF OUR
COSTS.

    Our rates for natural gas distribution are regulated by certain municipalities and state commissions based on an analysis of our invested capital and our expenses incurred in a test year. Thus, the rates that we are allowed to charge may not match our expenses at any given time. While rate regulation is, generally, premised on providing a reasonable opportunity to recover reasonable and necessary operating expenses and to earn a reasonable return on invested capital, there can be no assurance that the municipalities and state commissions will judge all of our costs to be reasonable or necessary or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of our costs.

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OUR BUSINESSES MUST COMPETE WITH ALTERNATIVE ENERGY SOURCES, AND OUR PIPELINES
AND GATHERING BUSINESSES MUST COMPETE DIRECTLY WITH OTHERS IN THE TRANSPORTATION AND STORAGE OF NATURAL GAS.

    We compete primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with us for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass our facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by us as a result of competition may have an adverse impact on our results of operations, financial condition and cash flows.

    Our two interstate pipelines and our gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of our competitors could lead to lower prices, which may have an adverse impact on our results of operations, financial condition and cash flows.

OUR NATURAL GAS DISTRIBUTION BUSINESS IS SUBJECT TO FLUCTUATIONS IN NATURAL GAS PRICING LEVELS.

    We are subject to risk associated with price movements of natural gas. Movements in natural gas prices might affect our ability to collect balances due from our customers and could create the potential for uncollectible accounts expense to exceed the recoverable levels built into our tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumption in our service territory. Additionally, increasing gas prices could create the need for us to provide collateral in order to purchase gas.

WE MAY INCUR CARRYING COSTS ASSOCIATED WITH PASSING THROUGH CHANGES IN THE COSTS OF NATURAL GAS.

    Generally, the regulations of the states in which we operate allow us to pass through changes in the costs of natural gas to our customers through purchased gas adjustment provisions in the applicable tariffs. There is, however, a timing difference between our purchases of natural gas and the ultimate recovery of these costs. Consequently, we may incur carrying costs as a result of this timing difference that are not recoverable from our customers. The failure to recover those additional carrying costs may have an adverse effect on our results of operations, financial condition and cash flows.

IF WE FAIL TO EXTEND CONTRACTS WITH TWO OF OUR SIGNIFICANT PIPELINE CUSTOMERS, THERE COULD BE AN ADVERSE IMPACT ON OUR OPERATIONS.

    Contracts with two of our significant pipeline customers, Arkla and Laclede, are currently scheduled to expire in 2005 and 2007, respectively. To the extent the pipelines are unable to extend these contracts or the contracts are renegotiated at rates substantially different than the rates provided in the current contracts, there could be an adverse effect on our results of operations, financial condition and cash flows.

OUR INTERSTATE PIPELINES' REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO FLUCTUATIONS IN THE SUPPLY OF GAS.

    Our interstate pipelines largely rely on gas sourced in the various supply basins located in the Midcontinent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on our results of operations, financial condition and cash flows.

OUR REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

    A substantial portion of our revenues are derived from natural gas sales and transportation. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

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RISK FACTORS ASSOCIATED WITH OUR FINANCIAL CONDITION

IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO FUND FUTURE CAPITAL EXPENDITURES AND REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

    As of December 31, 2003, we had $2.4 billion of outstanding indebtedness. Approximately $518 million principal amount of this debt must be paid through 2006. In addition, the capital constraints and other factors currently impacting our parent company's and our businesses may require our future indebtedness to include terms that are more restrictive or burdensome than those of our current or historical indebtedness. These terms may negatively impact our ability to operate our business or adversely affect our financial condition and results of operations. The success of our future financing efforts may depend, at least in part, on:

    -   general economic and capital market conditions;

    -   credit availability from financial institutions and other lenders;

    -   investor confidence in us and the markets in which we operate;

    -   maintenance of acceptable credit ratings by us and by CenterPoint
        Energy;

    - market expectations regarding our future earnings and probable cash flows;

    - market perceptions of our ability to access capital markets on reasonable terms;

    -   provisions of relevant tax and securities laws; and

    - our ability to obtain approval of specific financing transactions under the 1935 Act.

    Our current credit ratings are discussed in "Management's Narrative Analysis of the Results of Operations -- Liquidity -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of Part II of this report. We cannot assure you that these credit ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

THE FINANCIAL CONDITION AND LIQUIDITY OF OUR PARENT COMPANY COULD AFFECT OUR ACCESS TO CAPITAL, OUR CREDIT STANDING AND OUR FINANCIAL CONDITION.

    Our ratings and credit may be impacted by CenterPoint Energy's credit standing. CenterPoint Energy and its subsidiaries other than us have approximately $3.0 billion principal amount of debt required to be paid through 2006. This amount excludes amounts related to capital leases, securitization debt and indexed debt securities obligations. We cannot assure you that CenterPoint Energy and its other subsidiaries will be able to pay or refinance these amounts. If CenterPoint Energy were to experience a deterioration in its credit standing or liquidity difficulties, our access to credit and our ratings could be adversely affected.

WE ARE A WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY. CENTERPOINT ENERGY CAN EXERCISE SUBSTANTIAL CONTROL OVER OUR DIVIDEND POLICY AND BUSINESS AND OPERATIONS AND COULD DO SO IN A MANNER THAT IS ADVERSE TO OUR INTERESTS.

    We are managed by officers and employees of CenterPoint Energy. Our management will make determinations with respect to the following:

        -   our payment of dividends;

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        -   decisions on our financings and our capital raising activities;

        -   mergers or other business combinations; and

        -   our acquisition or disposition of assets.

    There are no contractual restrictions on our ability to pay dividends to CenterPoint Energy. Our management could decide to increase our dividends to CenterPoint Energy to support its cash needs. This could adversely affect our liquidity. Under the 1935 Act, our ability to pay dividends is restricted by the SEC's requirement that common equity as a percentage of total capitalization must be at least 30% after the payment of any dividend.

                                   OTHER RISKS

WE, AS A SUBSIDIARY OF CENTERPOINT ENERGY, A HOLDING COMPANY, ARE SUBJECT TO REGULATION UNDER THE 1935 ACT. THE 1935 ACT AND RELATED RULES AND REGULATIONS IMPOSE A NUMBER OF RESTRICTIONS ON OUR ACTIVITIES.

    CenterPoint Energy and certain of its subsidiaries, including us, are subject to regulation by the SEC under the 1935 Act. The 1935 Act, among other things, limits the ability of a holding company and its regulated subsidiaries to issue debt and equity securities without prior authorization, restricts the source of dividend payments to current and retained earnings without prior authorization, regulates sales and acquisitions of certain assets and businesses and governs affiliate transactions.

    CenterPoint Energy received an order from the SEC under the 1935 Act on June 30, 2003 relating to its financing activities, which is effective until June 30, 2005. CenterPoint Energy must seek a new order before the expiration date. Although authorized levels of financing, together with current levels of liquidity, are believed to be adequate during the period the order is effective, unforeseen events could result in capital needs in excess of authorized amounts, necessitating further authorization from the SEC. Approval of filings under the 1935 Act can take extended periods.

    The United States Congress is currently considering legislation that has a provision that would repeal the 1935 Act. We cannot predict at this time whether this legislation or any variation thereof will be adopted or, if adopted, the effect of any such law on our business.

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

    We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. We cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of our facilities will be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

ITEM 3.  LEGAL PROCEEDINGS

    For a brief description of certain legal and regulatory proceedings affecting us, please read "Regulation" and "Environmental Matters" in Item 1 of this report and Notes 3, 9(c) and 9(d) to our consolidated financial statements, which information is incorporated herein by reference.

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ITEM 7.  MANAGEMENT'S NARRATIVE ANALYSIS OF THE RESULTS OF OPERATIONS

                    CERTAIN FACTORS AFFECTING FUTURE EARNINGS

    Our past earnings and results of operations are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on or be affected by numerous factors including:

    - state and federal legislative and regulatory actions or developments, constraints placed on our activities or business by the 1935 Act, changes in or application of laws or regulations applicable to other aspects of our business;

    -   timely rate increases, including recovery of costs;

    - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

    - the timing and extent of changes in commodity prices, particularly natural gas;

    -   changes in interest rates or rates of inflation;

    -   weather variations and other natural phenomena;

    -   the timing and extent of changes in the supply of natural gas;

    - commercial bank and financial market conditions, our access to capital, the costs of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

    -   actions by rating agencies;

    -   inability of various counterparties to meet their obligations to us;

    -   non-payment of our services due to financial distress of our customers;
        and

    -   other factors discussed in Item 1 of this report under "Risk Factors."

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               CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
        (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(e) REGULATORY ASSETS AND LIABILITIES

    The Company applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) to the accounts of the utility operations of Natural Gas Distribution and MRT. As of December 31, 2002 and 2003, the Company had recorded $31 million and $34 million of regulatory assets, respectively, which are included in other long-term assets on our Consolidated Balance Sheets. As of December 31, 2002 and 2003, the Company had recorded $19 million and $434 million of regulatory liabilities, respectively, which are included in other long-term liabilities on our Consolidated Balance Sheets. Included in regulatory liabilities at December 31, 2003, is $415 million of removal costs that resulted from a reclassification of removal costs from accumulated depreciation in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). For further information, see Note 2(n).

    If events were to occur that would make recovery of these assets and liabilities no longer probable, the Company would be required to write off or write down these regulatory assets and liabilities. In addition, the Company would be required to determine any impairment of the carrying costs of plant and inventory assets.

3.  REGULATORY MATTERS

(a) RATE CASES

    In August 2002, a settlement was approved by the Arkansas Public Service Commission (APSC) that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $27 million annually. In addition, the APSC approved a gas main replacement surcharge that provided $2 million of additional revenue in 2003 and is expected to provide additional amounts in subsequent years.

    In December 2002, a settlement was approved by the Oklahoma Corporation Commission that resulted in an increase in the base rate and service charge revenues of Arkla of approximately $6 million annually.

    In November 2003, Arkla filed a request with the Louisiana Public Service Commission (LPSC) for a $16 million increase to its base rate and service charge revenues in Louisiana. The case is expected to be resolved in mid-2004.

    In December 2003, a settlement was approved by the City of Houston that will result in an increase in the base rate and service charge revenues of Entex of approximately $7 million annually. Entex has submitted these settlement rates to the 28 other cities within its Houston Division and the Railroad Commission of Texas for consideration and approval. If all regulatory approvals are received from these 29 jurisdictions, Entex's base rate and service charge revenues are expected to increase by approximately $7 million annually in addition to the $7 million increase discussed above.

    On February 10, 2004, a settlement was approved by the LPSC that is expected to result in an increase in Entex's base rate and service charge revenues of approximately $2 million annually.

(b) OTHER REGULATORY PROCEEDINGS

    City of Tyler, Texas Dispute. In July 2002, the City of Tyler, Texas, asserted that Entex had overcharged residential and small commercial customers in that city for excessive gas costs under supply agreements in effect since 1992. That dispute has been referred to the Texas Railroad Commission by agreement of the parties for a determination of whether Entex has properly and lawfully charged and collected for gas service to its residential and commercial customers in its Tyler distribution system for the period beginning November 1, 1992, and ending October 31, 2002. The Company believes that all costs for Entex's Tyler distribution system have been properly included and recovered from customers pursuant to Entex's filed tariffs.

    FERC Contract Inquiry. On September 15, 2003, the Federal Energy Regulatory Commission (FERC) issued a Show Cause Order to CEGT, one of the Company's natural gas pipeline subsidiaries. In its Show Cause Order, the FERC contended that CEGT failed to file with the FERC and post on the internet certain information relating to negotiated rate contracts that CEGT had entered into pursuant to 1996 FERC orders. Those orders authorized CEGT to enter into negotiated rate contracts that deviate from the rates prescribed under CEGT's filed FERC tariffs. The FERC also alleged that certain of the contracts contain provisions that CEGT was not authorized to negotiate under the terms of the 1996 orders.

    Following issuance of the Show Cause Order, CEGT made certain compliance filings, met with members of the FERC's staff and provided additional information relating to the FERC's Show Cause Order. On March 4, 2004, the FERC issued orders accepting CEGT's compliance filings and approving a Stipulation and Consent Agreement with CEGT that resolved the issues raised by the Show Cause Order. The resolution of these issues did not have a material impact on our results of operations, financial condition and cash flows.

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5.  DERIVATIVE INSTRUMENTS

    The Company is exposed to various market risks. These risks arise from transactions entered into in the normal course of business. The Company utilizes derivative financial instruments such as physical forward contracts, swaps and options to mitigate the impact of changes and cash flows of its natural gas businesses on its operating results and cash flows.


(a) NON-TRADING ACTIVITIES.

    Cash Flow Hedges. To reduce the risk from market fluctuations associated with purchased gas costs, the Company enters into energy derivatives in order to hedge certain expected purchases and sales of natural gas (non-trading energy derivatives). The Company applies hedge accounting for its non-trading energy derivatives utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. The Company analyzes its physical transaction portfolio to determine its net exposure by delivery location and delivery period. Because the Company's physical transactions with similar delivery locations and periods are highly correlated and share similar risk exposures, the Company facilitates hedging for customers by aggregating physical transactions and subsequently entering into non-trading energy derivatives to mitigate exposures created by the physical positions.

    During 2003, no hedge ineffectiveness was recognized in earnings from derivatives that are designated and qualify as Cash Flow Hedges. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, the Company realizes in net income the deferred gains and losses recognized in accumulated other comprehensive income. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive income is reclassified and included in the Company's Statements of Consolidated Income under the caption "Natural Gas." Cash flows resulting from these transactions in non-trading energy derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged. As of December 31, 2003, the Company expects $39 million in accumulated other comprehensive income to be reclassified into net income during the next twelve months.

    The maximum length of time the Company is hedging its exposure to the variability in future cash flows for forecasted transactions on existing financial instruments is primarily two years with a limited amount of exposure up to three years. The Company's policy is not to exceed five years in hedging its exposure.

(b) CREDIT RISKS.

    In addition to the risk associated with price movements, credit risk is also inherent in the Company's non-trading derivative activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the non-trading derivative assets of the Company as of December 31, 2002 and 2003:

                                      DECEMBER 31, 2002            DECEMBER 31, 2003
                                  -----------------------      ------------------------
                                  INVESTMENT                   INVESTMENT
                                  GRADE(1)(2)      TOTAL       GRADE(1)(2)    TOTAL (3)
                                  -----------      ------      -----------    ---------
Energy marketers...............     $    7         $   22        $    24      $      35
Financial institutions.........          9              9             21             21
Other..........................         --             --             --              1
                                    ------         ------        -------      ---------
  Total........................     $   16         $   31        $    45      $      57
                                    ======         ======        =======      =========

    ----------

    (1) "Investment grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (such as parent company guarantees) and collateral, which encompasses cash and standby letters of credit.

    (2) For unrated counterparties, the Company performs financial statement analysis, considering contractual rights and restrictions and collateral, to create a synthetic credit rating.

    (3) The $35 million non-trading derivative asset includes an $11 million asset due to trades with Reliant Energy Services, a former affiliate. As of December 31, 2003, Reliant Energy Services did not have an investment grade rating.

(c) GENERAL POLICY.

    CenterPoint Energy has established a Risk Oversight Committee comprised of corporate and business segment officers that oversees commodity price and credit risk activities, including the trading, marketing, risk management services and hedging activities of CenterPoint Energy and its subsidiaries, including us. The committee's duties are to establish commodity risk policies, allocate risk capital within limits established by CenterPoint Energy's board of directors, approve trading of new products and commodities, monitor risk positions and ensure compliance with CenterPoint Energy's risk management policies and procedures and trading limits established by CenterPoint Energy's board of directors.

    CenterPoint Energy's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

7.  EMPLOYEE BENEFIT PLANS

(a) PENSION PLANS

    Substantially all of the Company's employees participate in CenterPoint Energy's qualified non-contributory pension plan. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula.

    CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to the Company based on covered employees. This calculation is intended to allocate pension costs in the same manner as a separate employer plan. Assets of the plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries. The Company recognized pension expense of $1 million, $13 million and $36 million for the years ended December 31, 2001, 2002 and 2003, respectively.

    In addition to the Plan, the Company participates in CenterPoint Energy's non-qualified pension plan, which allows participants to retain the benefits to which they would have been entitled under the qualified pension plan except for federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with the non-qualified pension plan was $5 million, $2 million and $3 million for the years ended December 31, 2001, 2002 and 2003, respectively.

9.  COMMITMENTS AND CONTINGENCIES

(A) COMMITMENTS

    Environmental Capital Commitments. The Company has various commitments for capital and environmental expenditures. The Company anticipates no significant capital and other special project expenditures between 2004 and 2008 for environmental compliance.

    Fuel Commitments. Fuel commitments include several long-term natural gas contracts related to the Company's natural gas distribution operations, which have various quantity requirements and durations that are not classified as non-trading derivative assets and liabilities in the Company's Consolidated Balance Sheets as of December 31, 2003 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" or do not meet the definition of a derivative. Minimum payment obligations for natural gas supply contracts are approximately $1 billion in 2004, $565 million in 2005, $344 million in 2006, $171 million in 2007 and $24 million in 2008.

(B) LEASE COMMITMENTS

    The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases, principally consisting of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions):


2004................    $    25
2005................         10
2006................          8
2007................          4
2008................          3
2009 and beyond.....         10
                        -------
          Total.....    $    60
                        =======

    Total rental expense for all operating leases was $31 million, $31 million and $28 million in 2001, 2002 and 2003, respectively.

(C) LEGAL MATTERS

    Natural Gas Measurement Lawsuits. CERC Corp. and certain of its subsidiaries are defendants in a suit filed in 1997 under the Federal False Claims Act alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the federal district court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case has been consolidated, together with the other similar False Claims Act cases, in the federal district court in Cheyenne, Wyoming.

    In addition, CERC Corp. and certain of its subsidiaries are defendants in two mismeasurement lawsuits against approximately 245 pipeline companies and their affiliates pending in state court in Stevens County, Kansas. In one case (originally filed in May 1999 and amended four times), the plaintiffs purport to represent a class of royalty owners who allege that the defendants have engaged in systematic mismeasurement of the volume of natural gas for more than 25 years. The plaintiffs amended their petition in this suit in July 2003 in response to an order from the judge denying certification of the plaintiffs' alleged class. In the amendment the plaintiffs dismissed their claims against certain defendants (including two CERC subsidiaries), limited the scope of the class of plaintiffs they purport to represent and eliminated previously asserted claims based on mismeasurement of the Btu content of the gas. The same plaintiffs then filed a second lawsuit, again as representatives of a class of royalty owners, in which they assert their claims that the defendants have engaged in systematic mismeasurement of the Btu content of natural gas for more than 25 years. In both lawsuits, the plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees.

    Gas Cost Recovery Litigation. In October 2002, a suit was filed in state district court in Wharton County, Texas against CenterPoint Energy, the Company, Entex Gas Marketing Company, and others alleging fraud, violations of the Texas Deceptive Trade Practices Act, violations of the Texas Utilities Code, civil conspiracy and violations of the Texas Free Enterprise and Antitrust Act. The plaintiffs seek class certification, but no class has been certified. The plaintiffs allege that defendants inflated the prices charged to certain consumers of natural gas. In February 2003, a similar suit was filed against the Company in state court in Caddo Parish, Louisiana purportedly on behalf of a class of residential or business customers in Louisiana who allegedly have been overcharged for gas or gas service provided by the Company. In February 2004, another suit was filed against the Company in Calcasieu Parish, Louisiana, seeking to recover alleged overcharges for gas or gas services allegedly provided by Entex without advance approval by the LPSC. The plaintiffs in these cases seek injunctive and declaratory relief, restitution for the alleged overcharges, exemplary damages or trebling of actual damages and civil penalties. In these cases, CenterPoint Energy, the Company and Entex Gas Marketing Company deny that they have overcharged any of their customers for natural gas and believe that the amounts recovered for purchased gas have been in accordance with what is permitted by state regulatory authorities.

(D) ENVIRONMENTAL MATTERS

    Hydrocarbon Contamination. CERC Corp. and certain of its subsidiaries are among some of the defendants in lawsuits filed beginning in August 2001 in Caddo Parish and Bossier Parish, Louisiana. The suits allege that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer, which lies beneath property owned or leased by certain of the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility," which was formerly operated by a predecessor in interest of CERC Corp. This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution.

    Beginning about 1985, the predecessors of certain CERC Corp. defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they owned or leased. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or diminution of value of their property, and, in addition, seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. The Company is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in these matters.

    Manufactured Gas Plant Sites. The Company and its predecessors operated manufactured gas plants (MGP) in the past. In Minnesota, remediation has been completed on two sites, other than ongoing monitoring and water treatment. There are five remaining sites in the Company's Minnesota service territory, two of which it believes were neither owned nor operated by the Company, and for which it believes it has no liability.

    At December 31, 2003, the Company had accrued $19 million for remediation of certain Minnesota sites. At December 31, 2003, the estimated range of possible remediation costs for these sites was $8 million to $44 million based on remediation continuing for 30 to 50 years. The cost estimates are based on studies of a site or industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites to be remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used. The Company has utilized an environmental expense tracker mechanism in its rates in Minnesota to recover estimated costs in excess of insurance recovery. The Company has collected or accrued $12.5 million as of December 31, 2003 to be used for environmental remediation.

    The Company has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. The Company has been named as a defendant in lawsuits under which contribution is sought for the cost to remediate former MGP sites based on the previous ownership of such sites by former affiliates of the Company or its divisions. The Company is investigating details regarding these sites and the range of environmental expenditures for potential remediation. Based on current information, the Company has not been able to quantify a range of environmental expenditures for such sites.

    Mercury Contamination. The Company's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by the Company at some sites in the past, and the Company has conducted remediation at these sites. It is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total amount of these costs cannot be known at this time, based on experience by the Company and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, the Company believes that the costs of any remediation of these sites will not be material to the Company's financial condition, results of operations or cash flows.

    Other Environmental. From time to time the Company has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Other Proceedings

    The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12.  REPORTABLE SEGMENTS

    Because CERC Corp. is an indirect wholly owned subsidiary of CenterPoint Energy, the Company's determination of reportable segments considers the strategic operating units under which CenterPoint Energy manages sales, allocates resources and assesses performance of various products and services to wholesale or retail customers in differing regulatory environments.

    The Company's reportable business segments include the following: Natural Gas Distribution, Pipelines and Gathering and Other Operations. Natural Gas Distribution consists of intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers, and some non-rate regulated retail gas marketing operations. Pipelines and Gathering includes the interstate natural gas pipeline operations and natural gas gathering and pipeline services. Other Operations includes unallocated general corporate expenses and non-operating investments. All of the Company's long-lived assets are in the United States.

    Financial data for business segments and products and services are as follows:

                                  NATURAL GAS   PIPELINES AND    OTHER     RECONCILING    SALES TO
                                  DISTRIBUTION    GATHERING    OPERATIONS  ELIMINATIONS  AFFILIATES  CONSOLIDATED
                                  ------------    ---------    ----------  ------------  ----------  ------------
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2001:
Revenues from external
  customers(1)...................     4,737           307          --           --           --         5,044
Intersegment revenues............         5           108          --         (113)          --            --
Depreciation and amortization....       147            58           2           --           --           207
Operating income (loss)..........       130           137          (1)          --           --           266
Total assets.....................     4,083         2,379         101         (182)          --         6,381
Expenditures for long-lived
  assets.........................       209            54          --           --           --           263
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2002:
Revenues from external
  customers(1)...................     3,927           253          --           --           28         4,208
Intersegment revenues............        33           121          --         (154)          --            --
Depreciation and amortization....       126            41          --           --           --           167
Operating income.................       198           153           2           --           --           353
Total assets.....................     4,428         2,500         206         (685)          --         6,449
Expenditures for long-lived
  assets.........................       196            70          --           --           --           266
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2003:
Revenues from external
  customers......................     5,378           241          --           --           31         5,650
Intersegment revenues............        57           166           9         (232)          --            --
Depreciation and amortization....       136            40          --           --           --           176
Operating income (loss)..........       202           158          (1)          --           --           359
Total assets.....................     4,661         2,519         388         (715)          --         6,853
Expenditures for long-lived
  assets.........................       199            66          --           --           --           265

----------

(1) Included in revenues from external customers are revenues from sales to Reliant Resources, a former affiliate, of $181 million and $42 million for the years ended December 31, 2001 and 2002, respectively.

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------
                                                                         2001         2002        2003
                                                                       ---------    ---------   ---------
                                                                                  (IN MILLIONS)
REVENUES BY PRODUCTS AND SERVICES:
Retail gas sales...................................................    $   4,645    $   3,857   $   5,310
Gas transportation.................................................          307          255         244
Energy products and services.......................................           92           96          96
                                                                       ---------    ---------   ---------
  Total............................................................    $   5,044    $   4,208   $   5,650
                                                                       =========    =========   =========